SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

(Amendment No.__)*

TETRALOGIC PHARMACEUTICALS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02141

(617) 252-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U 109	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

1 This Schedule 13D is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 88165U 109	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 88165U 109	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88165U 109	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88165U 109	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88165U 109	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88165U 109	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,617,099
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,617,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88165U 109	13D	Page 9 of 15 Pages

Item 1.   Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of TetraLogic Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 343 Phoenixville Pike, Malvern, PA 19355.

Item 2.   Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVVII is a venture capital investment fund. HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for the Reporting Persons is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer’s Common Stock (the “IPO”), HCVVII acquired 5,000,000 shares of Series A Preferred Stock, 7,453,704 shares of Series B Preferred Stock and 8,603,477 shares of Series C Preferred Stock from the Issuer, all of which shares converted into an aggregate of 1,598,133 shares of Common Stock upon the closing of the IPO on December 17, 2013. In addition, prior to the IPO, HCVVII acquired (A) Preferred Stock Warrants which were net exercised for an aggregate of 7,335 shares of Common Stock upon the closing of the IPO and (B) notes, which, together with the accrued interest thereon, converted into an aggregate of 267,535 shares of Common Stock upon the closing of the IPO.

CUSIP No. 88165U 109	13D	Page 10 of 15 Pages

Prior to the IPO HCVVII also acquired the following warrants which remain outstanding (hereinafter collectively referred to as the “Warrants”):

•	a warrant which entitles HCVVII to buy an aggregate of 6,808 shares of Common Stock at $7.65 per share. This warrant expires on March 30, 2014.
•	a warrant which entitles HCVVII to buy an aggregate of 6,808 shares of Common Stock at $7.65 per share. This warrant expires on May 6, 2016.
•	a warrant which entitles HCVVII to buy 7,735 shares of Common Stock at $0.85 per share. This warrant expires on November 25, 2019.
•	a warrant which entitles HCVVII to buy 9,282 shares of Common Stock at $0.85 per share. This warrant expires on March 11, 2020.

On December 17, 2013, HCVVII purchased 713,463 shares of Common Stock in the IPO for an aggregate purchase price of $4,994,241.

The source of funds for all purchases and acquisitions described above by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.   Purpose of Transaction.

The shares acquired by the Reporting Persons in the transaction described in Item 3 herein were acquired solely for investment purposes.

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.   Interest in Securities of the Issuer.

(a)          HCVVII directly beneficially owns 2,617,099 shares of the Common Stock consisting of (i) 2,586,466 shares of Common Stock, and (ii) Warrants to purchase an aggregate of 30,633 shares of Common Stock, which Warrants are exercisable within 60 days of the date of the event requiring this filing. HCPVII, as the General Partner of HCVVII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the Common Stock and the Warrants owned by HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor, as the General Partners of HCPVII, the General Partner of HCVVII, may be deemed to indirectly beneficially own the Common Stock and the Warrants owned by HCVVII.

CUSIP No. 88165U 109	13D	Page 11 of 15 Pages

Based upon 21,147,537 shares outstanding, which consists of: (i) 21,116,904 shares of Common Stock outstanding following the closing of the IPO, as disclosed in the final prospectus dated December 11, 2013 filed by the Issuer in respect of its IPO, and (ii) 30,633 shares issuable upon the exercise of the Warrants, the 2,617,099 shares of Common Stock directly beneficially held by HCVVII represents 12.4% of the Common Stock.

(b)         HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 2,617,099 shares of Common Stock owned by HCVVII.

(c)         During the past 60 days, HCVVII purchased the below listed shares of the Common Stock in the IPO;

DATE OF TRANSACTION	NO. OF SHARES PURCHASED	AGGREGATE PURCHASE PRICE

December 17, 2013	713,463 shares of Common Stock	$4,994,241

(d)         Not Applicable.

(e)         Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Warrants

HCVVII holds the following warrants issued by the Issuer:

•	a warrant which entitles HCVVII to buy an aggregate of 6,808 shares of Common Stock at $7.65 per share. This warrant expires on March 30, 2014.
•	a warrant which entitles HCVVII to buy an aggregate of 6,808 shares of Common Stock at $7.65 per share. This warrant expires on May 6, 2016.
•	a warrant which entitles HCVVII to buy 7,735 shares of Common Stock at $0.85 per share. This warrant expires on November 25, 2019.
•	a warrant which entitles HCVVII to buy 9,282 shares of Common Stock at $0.85 per share. This warrant expires on March 11, 2020.

Investor Rights Agreement

The Issuer, HCVVII and certain other shareholders are party to an investor rights agreement which grants certain demand and piggyback registration rights with respect to the shares of Common Stock held by HCVVII and other shareholders, all as more fully described in the final prospectus dated December 11, 2013 filed by the Issuer in respect of the IPO under the caption “Description of Capital Stock – Registration Rights.”

CUSIP No. 88165U 109	13D	Page 12 of 15 Pages

Lock-Up

In connection with the IPO, HCVVII and certain other persons entered into lock-up agreements pursuant to which they agreed that, subject to specified limited exceptions, for a period of 180 days from December 11, 2013, they will not, without the prior written consent of Oppenheimer & Co. Inc., dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. The terms of the lock-up are more fully described in the final prospectus dated December 11, 2013 filed by the Issuer in respect of the IPO under the caption “Underwriting.”

The foregoing descriptions of the Warrants, Investor Rights Agreement and Lock-Up are qualified in their entirety by reference to the forms of Warrants, the Third Amended and Restated Investor Rights Agreement and the form of Lock-Up which are filed as exhibits to this Schedule 13D and are incorporated herein by reference

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B - Third Amended and Restated Investor Rights Agreement, dated November 18, 2013, by and among the Issuer and certain stockholders named therein. Incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on November 6, 2013.

Exhibit C - Form of Warrant to Purchase Convertible Preferred Stock of TetraLogic Pharmaceuticals Corporation, dated March 30, 2006, issued to HealthCare Ventures VII, L.P., Novitas Capital III, L.P. and Kammerer & Associates, L.P., and schedule of omitted material details thereto. Incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on October 18, 2013.

Exhibit D - Form of Warrant to Purchase Convertible Preferred Stock of TetraLogic Pharmaceuticals Corporation, dated May 5, 2006, issued to HealthCare Ventures VII, L.P., Novitas Capital III, L.P. and Kammerer & Associates, L.P., and schedule of omitted material details thereto. Incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on October 18, 2013.

Exhibit E - Form of Warrant to Purchase Common Stock of TetraLogic Pharmaceuticals Corporation, dated November 25, 2009, issued to HealthCare Ventures VII, L.P., Novitas Capital III, L.P., Latterell Venture Partners III, L.P., LVP III Associates, L.P., LVP III Partners, L.P., Vertical Fund I, L.P., Vertical Fund II, L.P., Quaker BioVentures, L.P., Quaker BioVentures Tobacco Fund, L.P., BioAdvance Ventures, L.P., Amgen Ventures LLC, George McLendon and Pecora & Co., LLC, and schedule of omitted material details thereto. Incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on October 18, 2013.

Exhibit F - Form of Warrant to Purchase Common Stock of TetraLogic Pharmaceuticals Corporation, dated March 11, 2010, issued to HealthCare Ventures VII, L.P., Novitas Capital III, L.P., Latterell Venture Partners III, L.P., LVP III Associates, L.P., LVP III Partners, L.P., Vertical Fund I, L.P., Vertical Fund II, L.P., Quaker BioVentures, L.P., Quaker BioVentures Tobacco Fund, L.P., BioAdvance Ventures, L.P., Amgen Ventures LLC, George McLendon and Pecora & Co., LLC, and schedule of omitted material details thereto. Incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on October 18, 2013.

CUSIP No. 88165U 109	13D	Page 13 of 15 Pages

Exhibit G – Form of Lock-Up Agreement. Incorporated by reference to Exhibit A to Exhibit 1.1 (Form of Underwriting Agreement) to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-191811), filed with the SEC on November 6, 2013.

CUSIP No. 88165U 109	13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2013	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts		By: its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 26, 2013		HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		James H. Cavanaugh, Ph.D

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Harold Werner

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		John W. Littlechild

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Christopher Mirabelli, Ph.D.

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Augustine Lawlor

CUSIP No. 88165U 109	13D	Page 15 of 15 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of TetraLogic Pharmaceuticals Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

December 26, 2013	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts		By: its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 26, 2013		HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		James H. Cavanaugh, Ph.D

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Harold Werner

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		John W. Littlechild

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Christopher Mirabelli, Ph.D.

December 26, 2013		/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Augustine Lawlor